Filed Pursuant to Rule 433
Registration Statement Number 333-184145
September 28, 2012

NBCUniversal Media, LLC

$1,000,000,000 2.875% SENIOR NOTES DUE 2023

$1,000,000,000 4.450% SENIOR NOTES DUE 2043

Final Term Sheet

Issuer:	NBCUniversal Media, LLC (the “Company”)

Issue of Securities:	2.875% Senior Notes due 2023

4.450% Senior Notes due 2043

Denomination:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use a portion of the net proceeds from this offering for the redemption on November 15, 2012 of the Universal City Development Partners, Ltd. and UCDP Finance, Inc. (together, “Universal Orlando”) 8.875% senior notes due November 2015 ($260 million principal amount outstanding) and 10.875% senior subordinated notes due November 2016 ($146.25 million principal amount outstanding). The Company intends to use the proceeds in excess of the amount used to redeem the Universal Orlando notes for working capital and general corporate purposes, which may include funding a portion of the anticipated future redemptions of GE’s interest in NBCUniversal, LLC.

Indenture:	Indenture dated as of April 30, 2010 between the Company and The Bank of New York Mellon, as trustee (the “Trustee”)

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: Baa2; S&P: BBB+; Fitch: BBB

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA Inc.

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

UBS Securities LLC

Wells Fargo Securities, LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

Allen & Company LLC

Gleacher & Company Securities, Inc.

DnB NOR Markets, Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Junior Co-Managers:	Loop Capital Markets LLC The Williams Capital Group, L.P. Drexel Hamilton, LLC Lebenthal & Co., LLC MFR Securities, Inc. Samuel A. Ramirez & Co., Inc.

Trade Date:	September 28, 2012

Settlement Date:	October 5, 2012 (T+5)

Recent Developments:	On August 22, 2012, A&E Television Networks, LLC completed its redemption of the Company’s entire 15.8% equity interest for $3.025 billion in cash

2.875% Senior Notes Due 2023

Aggregate Principal Amount:	$1,000,000,000

Maturity:	January 15, 2023

Interest Rate:	2.875% per annum, accruing from October 5, 2012 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013

Pricing Benchmark:	UST 1.625% due August 15, 2022

UST Spot (Yield):	99-26 (1.646%)

Spread to Benchmark:	+125 bps

Yield to Maturity:	2.896%

Makewhole Redemption:	The 2.875% Senior Notes due 2023 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in each case, accrued interest thereon to the redemption date

Additional Issuances:	An unlimited amount of additional 2.875% Senior Notes due 2023 may be issued. The 2.875% Senior Notes due 2023 and any additional 2.875% Senior Notes due 2023 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP/ISIN Number:	63946B AH3/US63946BAH33

Public Offering Price:	99.817% plus accrued interest, if any, from October 5, 2012

Gross Spread:	0.450%

Net proceeds to the Company, before expenses:	$993.67 per $1,000 principal amount of Senior Notes due 2023; $993,670,000 total

4.450% Senior Notes Due 2043

Aggregate Principal Amount:	$1,000,000,000

Maturity:	January 15, 2043

Interest Rate:	4.450% per annum, accruing from October 5, 2012 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013

Pricing Benchmark:	UST 3.000% due May 15, 2042

UST Spot (Yield):	103-18+ (2.821%)

Spread to Benchmark:	+165 bps

Yield to Maturity:	4.471%

Makewhole Redemption:	The 4.450% Senior Notes due 2043 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to the redemption date

Additional Issuances:	An unlimited amount of additional 4.450% Senior Notes due 2043 may be issued. The 4.450% Senior Notes due 2043 and any additional 4.450% Senior Notes due 2043 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP/ISIN Number:	63946B AJ9/ US63946BAJ98

Public Offering Price:	99.659% plus accrued interest, if any, from October 5, 2012

Gross Spread:	0.875%

Net proceeds to the Company, before expenses:	$987.84 per $1,000 principal amount of Senior Notes due 2043; $987,840,000 total

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this free writing prospectus.

In addition, information we file with the SEC in the future will automatically update and supersede information contained in this free writing prospectus.

This free writing prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 23, 2012.

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2012 and the six months ended June 30, 2012; and

•	Current Report on Form 8-K filed with the SEC on July 10, 2012.

We also incorporate by reference into this free writing prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities we are offering. Any statement contained in a previously filed document incorporated by reference into this free writing prospectus is deemed to be modified or superseded for purposes of this free writing prospectus to the extent that a statement contained in this free writing prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement. We will provide free copies of any of those documents, if you write or telephone us at: 30 Rockefeller Plaza, New York, NY, 10112-0015, (212) 664-4444.

You may get the documents mentioned above for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you any such document if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649, or RBC Capital Markets, LLC at (866) 375-6829.

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